Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and half year ended 30 September 2020 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2020	30.06.2020	30.09.2019	30.09.2020	30.09.2019	31.03.2020
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	48,967	44,175	48,009	93,142	86,444	174,600
2	Cost of revenues	22,558	19,420	20,389	41,978	38,965	80,591
3	Gross profit (1 - 2)	26,409	24,755	27,620	51,164	47,479	94,009
4	Selling, general and administrative expenses	13,107	12,786	13,217	25,893	25,282	50,129
5	Research and development expenses	4,359	3,980	3,662	8,339	7,271	15,410
6	Impairment of non current assets	781	-	3,560	781	3,560	16,767
7	Other income, net	(149)	(118)	(135)	(267)	(3,894)	(4,290)
	Total operating expenses	18,098	16,648	20,304	34,746	32,219	78,016
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	8,311	8,107	7,316	16,418	15,260	15,993
	Finance income	489	838	535	1,327	1,225	2,461
	Finance expense	(252)	(233)	(304)	(485)	(601)	(983)
9	Finance income, net	237	605	231	842	624	1,478
10	Share of profit of equity accounted investees, net of tax	73	77	117	150	280	561
11	Profit before tax (8 + 9 + 10)	8,621	8,789	7,664	17,410	16,164	18,032
12	Tax expense/(benefit), net	998	2,996	(3,261)	3,994	(1,389)	(1,466)
13	Profit for the period / year (11 -12)	7,623	5,793	10,925	13,416	17,553	19,498
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	45.96	34.94	65.93	80.91	105.90	117.63
	Diluted earnings per share of Rs.5/- each	45.83	34.86	65.82	80.69	105.71	117.40
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

	All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2020	30.06.2020	30.09.2019	30.09.2020	30.09.2019	31.03.2020
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	10,256	10,090	8,502	20,346	14,435	31,657
	b) Global Generics	39,841	35,075	32,816	74,916	65,798	138,123
	c) Proprietary Products	100	56	7,425	156	7,706	7,949
	d) Others	521	491	661	1,012	1,294	2,781
	Total	50,718	45,712	49,404	96,430	89,233	180,510
	Less: Inter-segment revenues	1,751	1,537	1,395	3,288	2,789	5,910
	Net revenue from operations	48,967	44,175	48,009	93,142	86,444	174,600

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,284	2,856	1,750	5,140	2,075	6,190
	b) Global Generics	23,685	21,526	18,200	45,211	37,207	78,449
	c) Proprietary Products	88	56	7,298	144	7,505	7,744
	d) Others	352	317	372	669	692	1,626
	Total	26,409	24,755	27,620	51,164	47,479	94,009
	Less: Selling and other un-allocable expenditure, net of other income	17,788	15,966	19,956	33,754	31,315	75,977
	Total profit before tax	8,621	8,789	7,664	17,410	16,164	18,032

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The unaudited results have been reviewed by the Audit Committee of the Board on 27 October 2020 and approved by the Board of Directors of the Company at their meeting held on 28 October 2020. The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dennatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company's Global Generics segment.

3	Impairment charge of Rs. 781 million for the quarter ended 30 September 2020 comprises of:

- Rs. 728 million pertaining to product related intangible forming part of Company’s Proprietary Segment due to decrease in the market potential for the product;

- Rs. 53 million pertaining to certain product related intangibles forming part of Company’s Global generics Segment due to Company’s decision to discontinue their further development.

4	Tax expense for the quarter ended 30 September 2020 includes benefit on account of recognition of deferred tax asset amounting to Rs. 1,012 million pursuant to a planned restructuring activity between the Group companies.

5	"Revenues" for the quarter ended 30 September 2019 and year ended 31 March 2020 include an amount of Rs. 7,229 million (U.S.$105.1 million) and Rs. 7,486 million (U.S.$108.7 million), respectively, towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA® (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC. The costs associated with this transaction are Rs. 328 million.

6	"Other income, net" for the half year ended 30 September 2019 and year ended 31 March 2020 includes an amount of Rs. 3,457 million received from Celgene, pursuant to a settlement agreement entered in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (Lenalidomide) pending before Health Canada.

7	Total impairment charge for the year ended 31 March 2020 is Rs. 16,767 million, of which Rs. 11,137 million was towards impairment of gNuvaring, Rs. 4,385 million was towards ramelteon, tobramycin and imiquimod, and the balance is towards other product related intangibles forming part of Company’s Global generics and Proprietary Products segments.

8	Tax benefit for the year ended 31 March 2020 was primarily due to recognition of deferred tax asset of:

- Rs. 4,989 million towards MAT recoverable pursuant to enactment of Taxation Laws (Amendment) Act, 2019;

- Rs. 1,264 million pursuant to a planned restructuring activity between the group Companies.

9	On 22 October 2020, the Company informed the stock exchanges that it had experienced an information security incident and consequent isolation of impacted IT services. This incident involved a ransom-ware attack. The Company promptly engaged leading outside cybersecurity experts, launched a comprehensive containment and remediation effort and investigation to address the incident. As of date, the Company's investigation has not ascertained if any data breaches in the incident pertain to personally identifiable information stored in the Company's systems. Recovery and restoration of all applications and data is underway. All critical operations are being enabled in a controlled manner.

10	The Company continues to consider the impact of COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, and certain investments. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. The Company based on its judgements, estimates and assumptions including sensitivity analysis expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.The Company will continue to closely monitor any material changes to future economic conditions.

11	The Board of Directors have also give their in principle approval for the potential secondary listing of American Depository Receipts (ADRs) on NSE IFSC Limited (NSE International Exchange) subject to compliance of applicable laws and approval of concerned authorities.

12	Consolidated statements of financial position

	All amounts in Indian Rupees millions
	As at
Particulars	30.09.2020	31.03.2020
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	3,889	2,053
Other investments	21,154	23,687
Trade and other receivables	50,077	50,278
Inventories	41,134	35,066
Derivative financial instruments	985	1,105
Tax assets	2,206	4,379
Other current assets	15,561	13,802
Total current assets	135,006	130,370
Non-current assets
Property, plant and equipment	55,026	52,332
Goodwill	4,581	3,994
Other intangible assets	40,972	27,659
Trade and other receivables	258	1,737
Investment in equity accounted investees	2,961	2,763
Other investments	1,031	328
Deferred tax assets	12,657	12,214
Other non-current assets	885	844
Total non-current assets	118,371	101,871
Total assets	253,377	232,241

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	22,833	16,659
Short-term borrowings	19,852	16,441
Long-term borrowings, current portion	815	4,266
Provisions	3,885	3,800
Current tax liabilities	1,156	573
Derivative financial instruments	597	1,602
Bank overdraft	101	91
Other current liabilities	29,330	29,382
Total current liabilities	78,569	72,814
Non-current liabilities
Long-term borrowings, excluding current portion	6,661	1,304
Deferred tax liabilities	206	275
Provisions	55	54
Other non-current liabilities	2,549	2,806
Total non-current liabilities	9,471	4,439
Total liabilities	88,040	77,253
Equity
Share capital	831	831
Treasury shares	(1,048)	(1,006)
Share premium	8,792	8,495
Share based payment reserve	1,269	1,233
Capital redemption reserve	173	173
Special economic zone re-investment reserve	1,059	-
Retained earnings	152,458	144,247
Other components of equity	1,803	1,015
Total equity	165,337	154,988
Total liabilities and equity	253,377	232,241

13	Consolidated statements of cash flows

	All amounts in Indian Rupees millions
	Half year ended
Particulars	30.09.2020	30.09.2019
	(Unaudited)	(Unaudited)
Cash generated from operating activities:
Profit for the period	13,416	17,553
Adjustments for:
Income tax expense/(benefit)	3,994	(1,389)
Fair value changes and profit on sale of units of mutual funds, net	(389)	(562)
Depreciation and amortization	6,411	6,422
Impairment of non-current assets	781	3,560
Allowance for credit losses and doubtful trade receivables and other advances	61	105
Loss on sale or de-recognition of property, plant and equipment and other intangible assets, net	15	39
Share of profit of equity accounted investees	(150)	(280)
Foreign exchange (gain)/loss, net	919	(29)
Interest (income)/expense, net	82	101
Equity settled share-based payment expense	304	272
Dividends income	-	(5)
Changes in operating assets and liabilities:
Trade and other receivables	1,620	(2,512)
Inventories	(5,602)	(1,454)
Trade and other payables	4,773	910
Other assets and other liabilities, net	(3,991)	872
Cash generated from operations	22,244	23,603
Income tax paid, net	(2,077)	(3,664)
Net cash generated from operating activities	20,167	19,939

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment	(3,999)	(2,137)
Proceeds from sale of property, plant and equipment	33	53
Expenditures on other intangible assets	(567)	(501)
Proceeds from sale of other intangible assets	-	259
Payment for acquisition of business	(15,514)	-
Purchase of other investments	(50,933)	(69,304)
Proceeds from sale of other investments	53,296	65,885
Dividends received from equity accounted investees	-	392
Interest received	714	461
Net cash used in investing activities	(16,970)	(4,892)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares (including treasury shares)	177	- *
Purchase of treasury shares	(190)	(474)
Proceeds from/(repayment of) short-term borrowings, net	3,644	(2,012)
Proceeds from long-term borrowings	3,800	-
Repayment of long-term borrowings	(3,743)	(6,765)
Payment of principal portion of lease liabilities	(366)	(287)
Dividend paid (30 September 2019 including corporate dividend tax)	(4,147)	(3,916)
Interest paid	(559)	(839)
Net cash used in financing activities	(1,384)	(14,293)

Net increase / (decrease) in cash and cash equivalents	1,813	754
Effect of exchange rate changes on cash and cash equivalents	13	26
Cash and cash equivalents at the beginning of the period(1)	1,962	2,228
Cash and cash equivalents at the end of the period(2)	3,788	3,008

*Rounded off to millions

(1)Adjusted for bank-overdraft of Rs. 91 million and Rs. Nil for the half years ended 30 September 2020 and 30 September 2019, respectively.

(2)Adjusted for bank-overdraft of Rs. 101 million and Rs. 4 million for the half years ended 30 September 2020 and 30 September 2019, respectively.

14	The unaudited results were reviewed by the Audit Committee of the Board at their meeting held on 27 October 2020 and approved by the Board of Directors of the Company at their meeting held on 28 October 2020.

15	The results for the quarter and half year ended 30 September 2020 were subjected to a "Limited Review". An unqualified report was issued thereon.

By order of the Board For Dr. Reddy's Laboratories Limited
Place: Hyderabad	G V Prasad
Date: 28 October 2020	Co-Chairman & Managing Director